Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

10 August 2018

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of 2018 Annual General Meeting

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 6 July 2018, were carried at the Annual General Meeting (AGM) of the company today in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Financial Statements and Reports	354,723,757	364,077	3,329,572
2	Remuneration Report	322,237,321	36,111,103	68,982
3(a)	P Lisboa election	349,775,729	8,600,529	41,148
3(b)	A Gisle Joosen re-election	346,400,290	11,062,886	954,230
3(c)	M Hammes re-election	355,514,707	2,843,041	59,658
3(d)	A Littley re-election	357,620,591	768,460	28,355
4	Fix external auditor remuneration	358,213,431	135,626	68,349
5	Re-approve Long Term Incentive Plan 2006	353,009,187	4,790,693	617,526
6	Grant ROCE RSUs to L Gries	333,249,337	24,526,874	641,195
7	Grant Relative TSR RSUs to L Gries	324,995,888	32,785,088	636,430
8	Amend Articles of Association	322,189,506	36,154,273	73,627

We also enclose a copy of the amended Constitution of James Hardie Industries plc, in compliance with Listing Rule 15.4.2.

Yours faithfully
Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom),
Steven Simms (USA), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Louis Gries (USA)
Company number: 485719
ARBN: 097 829 895